August 27, 2025

Huajun Yan
Chief Executive Officer
One & one Green Technologies INC
No. 45 Diliman
1 San Rafael Bulacan, Philippines, 3008

        Re: One & one Green Technologies INC
            Amendment No. 3 to Registration Statement on Form F-1
            Filed August 22, 2025
            File No. 333-284375
Dear Huajun Yan:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1 Filed August 22, 2025
Exhibit 5.1, page II-2

1. We note that you have not identified the number of shares to be registered. Please file a revised legal opinion identifying the number of shares covered by the opinion.
 August 27, 2025
Page 2

       Please contact Scott Anderegg at 202-551-3342 or Donald Field at 202-551-3680 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Yarona L. Yieh